

Sun Life Financial Inc. redeems
Class A Non-Cumulative Preferred Shares Series 1 and Series 2

TORONTO, ON – (September 29, 2021) - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) announced today that it completed the redemption of all of its issued and outstanding Class A Non-Cumulative Preferred Shares Series 1 and all of its issued and outstanding Class A Non-Cumulative Preferred Shares Series 2.

About Sun Life
Sun Life is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of June 30, 2021, Sun Life had total assets under management of $1.36 trillion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars

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Media Relations Contact:
Irene Poon
Manager
Corporate Communications
T. 416-988-0542
irene.poon@sunlife.com

Investor Relations Contact:
Yaniv Bitton
Vice-President, Head of Investor
Relations & Capital Markets
T. 416-979-6496
investor_relations@sunlife.com